CONFIDENTIAL

May 19, 2011

VIA EDGAR

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	PulteGroup, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

File No. 1-09804

Dear Mr. Cash:

The following is our response to your comment letter dated April 29, 2011 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Michael J. Schweninger

Michael J. Schweninger
Vice President and Controller

PulteGroup, Inc.

Form 10-K for the year ended December 31, 2010

Business – Homebuilding Operations

Selected Financial Data

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.	We note you disclose certain operating data for your total homebuilding operations but not for each reportable homebuilding segment. Please revise future annual and quarterly filings to disclose all operating data for each reportable homebuilding segment. At a minimum, please revise future filings to disclose, for each reportable homebuilding segment and each period presented: average unit selling prices; backlogs in dollars; net new orders in dollars; and lots owned and controlled by inventory category in units. Also, in light of the current environment and the potential importance of trends, it appears to us that you should revise future filings to disclose and discuss settlements and net new orders for each reportable homebuilding segment on a quarterly basis.

In future filings, we will provide the above operating data for each reportable segment and, on an ongoing basis, provide additional operating data by reportable segment where we deem it appropriate and meaningful to an investor.

However, we do not believe that providing discussion and analysis of settlements and net new orders by reportable segment for each sequential quarter is appropriate for our Form 10-K. We note that we currently disclose and discuss settlements and net new orders for each reportable segment as part of our quarterly filings on Form 10-Q. While the significance of the macroeconomic events of recent years muted our historical seasonality to some degree, such sequential discussion would tend to focus more on seasonal variations than true changes in our business. Accordingly, we respectfully submit that repeating the analysis and discussion in our Form 10-K that already exists in our quarterly filings on Form 10-Q will add repetitive disclosure that lengthens MD&A unnecessarily. However, we acknowledge our responsibility for providing adequate disclosure of material trends that may be occurring on a sequential basis and will continue to include such incremental disclosures as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Homebuilding Operations, page 24

2.	To the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please revise future annual and quarterly filings to provide investors with a discussion and analysis of the favorable impact to gross profits, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of regulation S-K for guidance.

PulteGroup, Inc.

We acknowledge our responsibility for disclosing unusual or infrequent events or transactions that materially affect our operating results and to quantify such items where appropriate. In evaluating the impact of valuation adjustments for land inventory, it is important to understand that the intent of the valuation adjustments is to adjust the carrying value of the applicable inventory to its then current fair value such that the future sale of the inventory reflects a relevant measure of our operating performance.

Historically, the net effect of differences between actual and assumed selling prices has not had a materially favorable impact on gross profits. In fact, as a result of continued market declines, the actual results have been worse than the previous assumptions in many instances which then necessitated additional valuation adjustments. We will continue to be mindful of our obligations under Items 303(a)(3)(i) and (ii) as we prepare our future filings and will provide incremental disclosures as appropriate.

Contractual Obligations and Commercial Commitments, page 37

3.	We note that below your table of contractual obligations you disclose the number homesites and the dollar amount of non-refundable deposits related to land option contracts. Please revise future filings to also disclose the total purchase price, as well as the time periods during which such amounts would be required to be paid, if you elected to pursue the land option contracts.

We agree that information related to our land option agreements is important and have therefore incorporated various disclosures in MD&A and the notes to the consolidated financial statements. In future filings, we will also supplementally disclose within the Contractual Obligations and Commercial Commitments section the total and remaining purchase prices, as well as the amounts that would be required to be paid, if we elected to pursue the land option contracts, within each of the next two years, which represented the majority of our land under option at December 31, 2010. Because our land option agreements do not meet the definition of contractual obligations as promulgated by Item 303(a)5 of Regulation S-K, we will continue to include this disclosure below the table of contractual obligations.

PulteGroup, Inc.

Financial Statements

Note 6 – Segment Information, page 69

4.	We note you have further aggregated your homebuilding reportable segments from six to four in 2010. Please tell us the determinative factors and changes in your operations that occurred during 2010 and supported your current aggregation conclusions.

As part of our ongoing actions to structure our organization for profitability in the face of challenging market conditions, we re-aligned our Homebuilding operations during the fourth quarter of 2010. This re-alignment included the consolidation of a number of our Homebuilding Areas and local divisions along with various reductions in corporate overhead. As a result of this re-alignment, the number of our Homebuilding Areas was reduced from six to four as illustrated below:

In summary, we combined the East and Southeast Areas into the new East Area and eliminated the Southwest Area by moving two local divisions to the new Central Area and one local division to the West Area.

After the re-alignment, we determined in accordance with Accounting Standards Codification 280, “Segment Reporting” (“ASC 280”), that each of our Homebuilding Areas continued to represent a reportable segment consistent with how our chief executive officer, the Company’s chief operating decision maker (“CODM”) as defined by ASC 280, allocates resources to the business. Accordingly, we reflected this new organizational structure in our segment reporting for the year ended December 31, 2010 and reclassified all prior period information to conform to the new presentation.

Currently, we are in the process of additional consolidations of our Homebuilding operations and corporate overhead. As a result of these initiatives, we will be further consolidating certain of our local divisions as well as combining our West and Central Areas into a new West Area. While we have not fully completed the evaluation of our future organizational structure, we currently anticipate that each of our three Homebuilding Areas will continue to represent a reportable segment and that our mortgage and title operations will continue to represent one Financial Services reportable segment.

In accordance with ASC 280-10-05-3, which stipulates that “the segments are evident from the structure of the public entity’s internal organization”, the presentation of our reportable segments has historically been aligned with our internal organizational structure. Each of our

PulteGroup, Inc.

Homebuilding Areas represents a discrete business unit with a segment manager and operating team that are held accountable for the Area’s results, are responsible for resource allocation within their local geographies, and report directly to the chief executive officer, our CODM.

Discussions with the investment community confirm that our segment presentation and related disclosures satisfy the needs and expectations of our investors in regards to the geographies in which we operate. Accordingly, we believe that our anticipated presentation for the second quarter of 2011, and the changes that have occurred in recent years, are in accordance with the principles and requirements of ASC 280 and have appropriately reflected changes in our business and our organization as they have occurred.

Note 16 – Commitments and Contingencies

Loan origination liabilities, page 87

5.	We note your disclosure that your reserves for loan losses increased substantially in 2009. Please tell us and expand your disclosure in future filings to clearly describe the significant assumptions you used to estimate the related liability each period. Also, please tell us and expand your disclosure in future filings to quantify the total amount of loans you may be obligated to repurchase or reimburse investors for losses.

In future filings, we will provide the additional disclosures requested. Our future disclosure will include language approximating the following:

“Loan origination liabilities

The Company’s mortgage operations have established liabilities for anticipated losses associated with mortgage loans originated and sold to investors that may result from certain representations and warranties that the loans sold meet certain requirements, including representations as to underwriting standards, the type of collateral, the existence of primary mortgage insurance, and the validity of certain borrower representations in connection with the loan. If determined to be at fault, the Company either repurchases the loans from the investors or reimburses the investors’ losses (a “make-whole” payment).

Beginning in 2009, the Company experienced a significant increase in anticipated losses as a result of the high level of loan defaults and related losses in the mortgage industry and increasing aggressiveness by investors in presenting such claims to the Company. To date, the vast majority of these losses relate to loans originated in 2006 and 2007 when industry lending standards were less stringent and borrower fraud is believed to have peaked. From 2006 to 2007, the Company originated $37.8 billion of loans, each of which were subject to representations and warranties for which the Company may be liable. This figure includes loans originated by Centex’s mortgage operations, which the Company acquired in 2009, but excludes loans originated by Centex’s former subprime loan business sold by Centex in 2006. This figure has also not been adjusted for subsequent activity, such as borrower

PulteGroup, Inc.

repayments of principal, foreclosures, or repurchases or make-whole payments completed to date. Because the Company generally does not retain the servicing rights to the loans it originates, the Company does not have visibility as to the loan portfolio’s aggregate outstanding balance. The Company has received repurchase requests with an aggregate principal value of over $450.0 million relating to loans originated by either the Company or Centex in 2006 and 2007, which represents approximately 1.2% of the loans originated in those years. Most requests relate to make-whole payments on loans that have been foreclosed and the underlying houses sold, generally after a portion of the loan principal had been paid down, which reduces the Company’s exposure. Requests not immediately refuted undergo extensive analysis to confirm the exposure, attempt to cure the identified defect, and, when necessary, determine the liability.

The Company establishes liabilities for such anticipated losses based upon, among other things, the level of current unresolved repurchase requests, the volume of estimated probable future repurchase requests, the ability of the Company to cure the defects identified in the repurchase requests, and the severity of the loss upon repurchase. Determining these estimates and the resulting liability requires a significant level of management judgment. The Company’s estimates are based on historical experience combined with a view toward future activity. During 2010, the Company was able to cure or refute over 60% of the requests received from investors such that repurchases or make-whole payments were not required. For those requests requiring repurchases or make-whole payments, actual loss severities approximated 50%.

Because the Company generally does not retain the servicing rights to the loans it originates, information regarding the current and historical performance, credit quality, and outstanding balances of such loans is very limited. Estimating these loan origination liabilities is further complicated by uncertainties surrounding numerous external factors, such as various macroeconomic factors (including unemployment rates and changes in home prices) as well as actions taken by third parties, including the U.S. federal government in its dual capacity as regulator of the U.S. mortgage industry and conservator of the government-sponsored enterprises commonly known as Fannie Mae and Freddie Mac, which own or guarantee the majority of mortgage loans in the U.S. Given the volatility in the mortgage industry and the uncertainty regarding the ultimate resolution of these claims, it is reasonably possible that future losses may exceed the Company’s current estimates.

Changes in these liabilities were as follows ($000’s omitted):

	2010	2009	2008
Liabilities, beginning of period	$105,914	$3,240	$2,107
Provision for losses	16,856	60,896	2,370
Settlements	(29,713)	(14,515)	(1,237)
Liabilities assumed with Centex merger	—	56,293	—

Liabilities, end of period	$93,057	$105,914	$3,240

As reflected above, the Company assumed loan origination liabilities totaling $56.3 million effective with the Centex merger.”

PulteGroup, Inc.

Self-Insured Risks, page 89

6.	We note your disclosure that your reserves for insurance claims increased substantially in 2010. It appears you have experienced an increase in newly reported claims including certain large claims. Please tell us and expand your disclosure in future filings to clearly describe the nature of these claims and the significant assumptions you used to estimate the related liability each period. To the extent appropriate, please refer to the Interpretive Responses to Questions 2 and 3 of SAB Topic 5:Y and provide all the disclosures contemplated by that guidance.

Substantially all of our liabilities for self-insured risks relate to exposures for existing and potential future claims related to defects in the construction of homes sold in prior periods. Within the homebuilding industry, such exposures to construction defect claims are typically covered by a combination of third party general liability insurance and deductibles retained by the homebuilder. Due to the limited availability of general liability insurance in the homebuilding industry, the coverage available requires that we retain a significant portion of the liability related to such claims.

As disclosed in our Form 10-K, estimating liabilities for future construction defect claims is inherently complex for a variety of reasons, the most significant of which is the long period of time involved between sale of a home to a customer, when a defect is alleged and claimed, and the ultimate resolution of the claim. State regulations vary, but construction defect claims are reported and resolved over an extended period often exceeding ten years. As a result of this lag in the reporting and resolution of claims, the vast majority of our liabilities for such claims relates to estimates of incurred but not reported claims (“IBNR”). On an annual basis and periodically during the year, we engage an independent third party actuary to actuarially determine our required reserves for IBNR claims. As of December 31, 2010, the reserve for IBNR claims represented approximately 76% of our total general liability reserves.

Due to the size of our IBNR, which represents both unreported claims as well as future development of existing claims as of a point in time, the effect of individual claims generally does not have a material impact on our income statement. While the amounts related to the “several large claims” referred to in our disclosure were not insignificant, the primary cause for the size of the expense recorded during 2010 related to the indirect impact the overall volume and severity of claims received, including the several large claims, had on the estimated future development of claims. Though the nature of the claims received was not necessarily unique on an individual basis, the volume and severity of the claims when aggregated caused us to reassess the assumptions utilized by the independent third party actuary surrounding the long-term frequency, severity, and development of claims and their related effects on our overall reserve estimates. Ultimately, we deemed it most appropriate to assume that our future claims experience will most closely resemble the claims activity experienced in recent years rather than the claims activity experienced over longer periods of time. Given the adverse development of construction defect claims in recent years, this change in assumptions and its related effects led to a significant increase in the estimated reserve.

PulteGroup, Inc.

Accordingly, we do not believe that any such individual claims meet the requirements for separate disclosure under ASC 450, “Contingencies”. In accordance with the provisions of ASC 450-20-50-3, we assess the need for disclosure (i) where an exposure to loss exists in excess of amounts accrued and (ii) for matters for which no accrual is recorded. We believe our disclosures satisfy these requirements. Because the reserve for existing claims represents only a minority of the recorded reserves, we do not believe the more detailed disclosures recommended for consideration by Questions 2 and 3 of SAB Topic 5:Y would convey meaningful information useful to investors in making investment decisions.

However, while the nature of the calculations performed by the independent third party actuary does not facilitate quantifiable inputs and variables that are easily summarized, we believe that certain enhancements to our disclosures may more fully explain the process used to estimate the recorded reserves and the potential for material adjustments to such amounts in the future. Accordingly, we plan to include a disclosure regarding potential ranges of loss related to our general liability reserve estimates in our Form 10-K for the year ending December 31, 2011. Additionally, we will revise our disclosure to include language approximating the following in future filings:

“Self-insured risks

The Company maintains, and requires the majority of its subcontractors to maintain, general liability insurance coverage, including coverage for certain construction defects. The Company also maintains builders’ risk, property, errors and omissions, workers compensation, and other business insurance coverage. These insurance policies protect the Company against a portion of the risk of loss from claims. However, the Company retains a significant portion of the overall risk for such claims either through policies issued by the Company’s captive insurance subsidiaries or through its own self-insured per occurrence and aggregate retentions, deductibles, and claims in excess of available insurance policy limits. The availability of general liability insurance for the homebuilding industry and its subcontractors has become increasingly limited, and the insurance policies available require companies to maintain higher per occurrence and aggregate retention levels. In certain instances, the Company may offer its subcontractors the opportunity to purchase insurance through one of the Company’s captive insurance subsidiaries or to participate in a project specific insurance program provided by the Company. Policies issued by the captive insurance subsidiaries represent self-insurance of these risks by the Company. This self-insured exposure is limited by reinsurance policies purchased by the Company. While general liability coverage for the homebuilding industry is complex and the Company’s coverage varies based on the policy year, in recent years the Company is generally self-insured for up to $7.5 million on a per occurrence basis and up to $60.0 million on an annual aggregate basis, at which point our excess or reinsurance coverage begins. Beginning with the first dollar, amounts paid on insured claims satisfies the Company’s per occurrence and aggregate retention obligations. The Company’s insurance policies, including the captive insurance subsidiaries’ reinsurance policies, are maintained with highly-rated underwriters for whom the Company believes counterparty default risk is not significant.

PulteGroup, Inc.

At any point in time, the Company is managing approximately 1,500 individual claims related to general liability, property, errors and omission, workers compensation, and other business insurance coverage. The Company generally reserves for costs associated with such claims (including expected claims management expenses relating to legal fees, expert fees, and claims handling expenses) based on actuarial analyses of the Company’s historical claims. The actuarial analyses calculate an estimate of the ultimate net cost of all reported and unreported losses incurred but unpaid. These estimates make up a significant portion of the Company’s liability and are subject to a high degree of uncertainty due to a variety of factors, including changes in claims reporting and resolution patterns, third party recoveries, insurance industry practices, the regulatory environment, and legal precedent. State regulations vary, but construction defect claims are reported and resolved over an extended period often exceeding ten years. In certain instances, the Company has the ability to recover a portion of its costs under various insurance policies or from its subcontractors or other third parties. Estimates of such amounts are recorded when recovery is considered probable.

The Company’s recorded reserves for all such claims totaled $813.8 million and $566.7 million at December 31, 2010 and 2009, respectively, substantially all of which relates to general liability claims. The recorded reserves include loss estimates related to both (i) existing claims and their related claim expenses and (ii) incurred but not reported claims and their related claim expenses. Liabilities related to incurred but not reported claims and their related claim expenses represented approximately 76% and 75% of the total general liability reserves at December 31, 2010 and 2009, respectively. The actuarial analyses that determine the incurred but not reported portion of reserves consider a variety of factors, the most significant of which is the frequency and severity of losses, which is based on the Company’s historical claims experience supplemented by industry data. The actuarial analyses of the reserves also consider historical third party recovery rates and claims management expenses. As a result of the inherent uncertainty related to each of these factors, actual costs could differ significantly from estimated costs.

Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. Because the majority of the Company’s recorded reserves relates to incurred but not reported claims, adjustments to reserve amounts for individual existing claims generally do not impact the recorded reserves materially. However, changes in the frequency and timing of reported claims and the estimates of specific claim values can impact the underlying assumptions utilized in the actuarial analyses, which could have a material impact on the recorded reserves.

The Company has experienced a high level of insurance-related expenses in recent years, primarily due to the adverse development of general liability claims, the frequency and severity of which have increased significantly over historical levels. The increase in the liability at December 31, 2010 is due to the Company recording additional expense to insurance reserves during 2010 as a result of the Company experiencing greater than anticipated frequency of newly reported claims and a significant increase in specific case reserves related to certain known claims for homes closed in prior periods, including several large claims. As a result of these unfavorable trends, the Company recorded additional expense to insurance reserves totaling $280.4 million ($0.74 per basic and diluted share)

PulteGroup, Inc.

during 2010. Substantially all of this additional expense related to general liability reserves. A large portion of this additional expense resulted from the Company revising its actuarial assumptions surrounding the long-term frequency, severity, and development of claims. During the industry downturn over the last several years, and especially in 2010, the Company experienced adverse claim frequency and severity compared with longer term averages. In 2010, the Company deemed it appropriate to assume that the long-term future frequency, severity, and development of claims will most closely resemble the claims activity experienced in recent years.

Changes in the Company’s liabilities for self-insured risks were as follows ($000’s omitted):

	2010	2009	2008
Balance, beginning of period	$566,693	$347,631	$309,900
Reserves provided	313,606	34,939	103,505
Liabilities assumed with Centex merger	2,514	271,071	—
Payments	(68,972)	(86,948)	(65,774)

Balance, end of period	$813,841	$566,693	$347,631

The Company’s insurance-related expenses as reflected in the above table are reflected in the Consolidated Statements of Operations within selling, general, and administrative expenses.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Market Comparisons, page 32

7.

You disclose that the committee uses a guideline range of the 50th to 75th percentile of market data to establish target compensation levels. With a view toward future disclosure, please tell us where each element of actual compensation fell relative to the guideline range.

With respect to the Company’s peer group as disclosed on page 32 of the 2011 Proxy Statement, the total compensation for all named executive officers as a group (excluding Mr. Petruska, who retired from the Company during 2010), was $14,567,890, or below the 50th percentile of $16,650,000 for the Company’s peer group. The peer group comparison reviewed by the Compensation and Management Development Committee (the “Committee”) for 2010 for each element of compensation is as follows:

Element of Pay (a)	Amount for all NEOs	50th Percentile of Peer Group	75th Percentile of Peer Group
Base salary	$3,125,000	$2,875,000	$3,450,000
Annual Incentive and Bonus	$1,093,600	$4,200,000	$5,300,000
Earned LTI (b)	$2,186,000	$0	$0
Equity	$8,163,290	$7,000,000	$14,900,000

(a)	Excludes All Other Compensation
(b)	Represents amounts earned in 2010 under the 2008-2010 and 2009-2011 performance cycles

PulteGroup, Inc.

The peer group comparison for 2010 for each element of compensation for the Chief Executive Officer is as follows:

Element of Pay (a)	Amount for CEO	50th Percentile of Peer Group	75th Percentile of Peer Group
Base Salary	$1,200,000	$950,000	$1,000,000
Annual Incentive	$528,000	$1,437,500	$1,961,066
Earned LTI (b)	$1,166,667	$0	$0
Equity	$3,723,031	$3,735,000	$7,000,000

(a)	Excludes All Other Compensation
(b)	Represents amounts earned in 2010 under the 2008-2010 and 2009-2011 performance cycles

Pearl Meyer & Partners, the Committee’s independent compensation consultant, also provided the Committee certain general market consensus data which included peer and general industry data, extracting information from companies with annual revenues ranging from $3 billion to $6 billion. This information, which did not identify comparisons by each pay element, compared base salary, total cash compensation and total direct compensation. These comparisons for 2010 for all named executive officers as a group (excluding Mr. Petruska) are as follows:

	Amount for all NEOs	50th Percentile of Market Consensus	75th Percentile of Market Consensus
Base Salary	$3,125,000	$2,551,000	$3,022,000
Total Cash Compensation	$4,218,600	$4,361,000	$6,055,000
Total Direct Compensation	$14,567,890	$10,843,000	$14,880,000

The general market consensus comparison for 2010 for the Chief Executive Officer is as follows:

	Amount for CEO	50th Percentile of Market Consensus	75th Percentile of Market Consensus
Base Salary	$1,200,000	$983,000	$1,071,000
Total Cash Compensation	$1,728,000	$1,969,000	$3,030,000
Total Direct Compensation	$6,617,698	$5,747,000	$7,658,000

PulteGroup, Inc.

Long-Term Incentive Compensation, page 36

2009-2011 and 2008-2010 LTI Programs

8.	On page 37, you disclose that a portion of the awards under the 2009-2011 and 2008-2010 LTI programs were based on the attainment of individual performance goals. Additionally, in the footnotes to the table on page 39, you discuss individual performance goals for each named executive officer. With a view toward future disclosure, to the extent that individual performance goals are quantifiable, please tell us what the performance goals were as well as the extent to which those goals were met. Further, please provide similar disclosure for the pre-determined objectives you reference in the second paragraph under “Equity Grants” on page 40. To the extent you believe that disclosure of the relevant goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. Please also note that to the extent you have an appropriate basis for omitting specific goals, you must discuss how difficult or how likely it would be for the named executive officers to achieve the undisclosed goals. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

The goals relating to the 2010 individual award opportunity under the 2009-2011 and 2008-2010 LTI performance periods and disclosed in the footnotes to the table on page 39 of the Proxy Statement are generally qualitative and not quantitative, with the exception of the items in footnote (3)(i) relating to Mr. Petruska. Because Mr. Petruska’s goals disclosed in footnote (3)(i) were to be measured on an annual basis and paid after the end of the year, and Mr. Petruska retired from the Company in August, these goals were not material to the Committee’s determination of Mr. Petruska’s incentive payments and disclosure of the specific measures are not meaningful to an investor. All the other goals used by the Committee in determining LTI payments for the named executive officers as summarized in the footnotes are qualitative. The Committee determined the amount of the award based on an assessment by Mr. Dugas, the Chief Executive Officer, as to whether and to what extent the named executive officers achieved their respective individual goals.

With respect to equity grants, the Committee has not established quantifiable goals to determine the amount of the award. The amount of the award is based on the factors and non-quantifiable goals described in the second paragraph on page 40 of the Proxy Statement.